Exhibit 6.4

MEMBERSHIP UNIT PURCHASE AGREEMENT

January 4, 2018

This Membership Unit Purchase Agreement (the “Agreement”) is entered into effective January 4, 2018, between and amongst KGE, LLC, a Florida limited liability company (“KGE”) and Kyle Morris, an individual (“Morris”) (collectively, the “Parties”), for the purpose of delineating a) the terms and conditions whereby Morris is to become a member (owner) of KGE, and b) the initial covenants that are to exist amongst the Parties, as follows –

1.	UNIT PURCHASE:

KGE has agreed to sell and Morris has agreed to purchase a 25% interest in KGE for a total consideration of $225.00, payable upon final execution of this Agreement. Said $225.00 is based on the existing par capital issued by KGE to its existing owners totaling $900.00, and the $225.00 will be distributed $75.00 each to the three existing members of KGE, resulting in the following capital ownership –

John Galvin	$225.00
Ryan Koenig	$225.00
Gerald Ellenburg	$225.00
Kyle Morris	$225.00
TOTAL	$900.00

The $900.00 par capital amount is referenced in the existing offering materials for KGE, including its business plan, operating agreement and other securities documents, and currently represents a planned 75% ownership of KGE in Class A membership units (or shares), once KGE’s full capitalization is complete. The remaining $300.00 of planned par capital is projected to be infused by Class B members, thereby comprising a total planned par capital of $1,200.00.

2.	PLANNED BUSINESS ACTIVITY OF KGE:

The overall plans for KGE are outlined in its business plan, operating agreement and other offering materials, all included as an integral part of this Agreement. Moreover, KGE plans to –

a)	Procure as much as $2 million of interim private capital to finance its initial launch activities.

b)	Promote and fund an SEC Regulation A – Tier 2 (“Reg A-2”) offering for as much as $50 million.

c)	Procure adequate mortgage financing to be combined with the Reg A-2 funding.

d)	Develop, build and operate multiple golf driving range / entertainment complexes nationwide, utilizing the funds procured in a, b and c above, and to further finance ongoing locations with additional procured capital and retained earnings.

KGE can make no assurances to Morris as to its success in the above planned endeavors, and Morris has been advised of the inherent risks of a capitalization and business operation such as KGE’s.

KGE has a current brand under consideration that is planned for submission and publication, entitled “GOLFZONE”. KGE can make no representation at this time as to the success of this planned brand being approved by federal and various state authorities.

3.	INTEGRATION OF MORRIS’ BUSINESS ACTIVITIES:

Morris has been invited to join KGE as a member, founder and executive, that he may integrate his existing business enterprise, to be expanded with KGE on a national basis. KGE acknowledges that Morris’ existing business operation in Dublin, Ohio – “The Golf Room” – is not to be included within the KGE planned business operation. Further, should Morris’ “The Golf Room” be integrated into a KGE site anywhere in the greater Columbus, Ohio metropolitan area, Morris retains the option to own that sector of such location attributable to his “The Golf Room” activity unto himself, free-standing from other business activities of KGE within such location. Details such as lease payments, etc., are planned to be worked out at such time as a greater Columbus, Ohio location comes into existence.

Further, KGE likely will wish to integrate a “sub-brand” of Morris’s activity to align with its planned brand.

4.	INVESTMENT PROCUREMENT:

On a best-efforts basis, Morris agrees to work with the other members of KGE in the procurement of funds under Sections 1 – a-c above. Such contribution of effort does not require any specified success on Morris’ behalf, and his membership ownership of KGE is not dependent on such success in any manner. Morris acknowledges herein that his stature in the American golf industry is a meaningful addition to KGE’s attributes, and he has agreed to be willing to “leverage” such stature on KGE’s behalf in manners he deems appropriate. No damages can be inferred against Morris should he not succeed in any manner to procure funds as above-described.

5.	DUTIES:

Morris has agreed to assist KGE in his capacity as a member in the following manner –

a)	Facility design.

b)	Integration of golf education and training, following largely on his “The Golf Room” success.

c)	Professional golf affiliations – companies, membership groups and golf professionals.

d)	Ongoing management duties, once KGE is opened and operating. It is anticipated that Morris would be an active member of KGE’s executive management.

6.	DILUTION:

The planned 75% ownership of (what will now be) the four members is scheduled for dilution, attributable primarily to investors in the planned $2 million interim capital placement, potential members of management who may be hired, and in Class B shares that are planned to be issued within the Reg A-2 offering. Such dilution will be shared equally amongst the four members, and Morris will suffer no discriminatory dilution that favors any one or all of the other three members.

7.	REFERENCED ITEMS TO THIS AGREEMENT:

Included as integral parts of this Agreement are –

a)	KGE’s planned operating agreement.

b)	KGE’s updated business plan.

c)	KGE’s updated offering package.

d)	All KGE investor summaries and promotional materials.

e)	The December 11, 2017 letter from Gerald (Jerry) Ellenburg to Morris.

8.	VENUE:

KGE is a Florida limited liability company and is currently headquartered in that state. Accordingly, any dispute amongst the Parties is to be heard in Florida and is subject to the laws of that state.

It is mutually understood that many items of agreement remain to be evolved and settled amongst the four members of KGE, and the Parties agree to work in good faith together in such items of agreement.

AGREED:

KGE, LLC, a Florida limited liability company

By
Gerald D. Ellenburg, Chairman	Date

KYLE MORRIS	Date

ACKNOWLEDGED:

John Galvin, Member	Date

Ryan Koenig, Member	Date